DLH HOLDINGS CORP.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305

May 31, 2017

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Gregory Dundas, Attorney-Advisor

Re:    DLH Holdings Corp.
Registration Statement on Form S-3
Filed May 8, 2017, as amended
File No.: 333-217777

Dear Mr. Dundas:

DLH Holdings Corp., a New Jersey corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., eastern time, on June 1, 2017, or as soon as practicable thereafter.

In connection with the foregoing request, the Company is aware of its obligations under the Securities Act as they relate to the Registration Statement referred to above and acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Should you have any further comments please do not hesitate to contact the undersigned or Michael A. Goldstein of Becker & Poliakoff, LLP, counsel to the Company.

Sincerely yours,

DLH HOLDINGS CORP.

By: /s/ Kathryn JohnBull
Kathryn M. JohnBull,
Chief Financial Officer